EXHIBIT (d)(2)(A)

Ameritas Life Insurance Corp.

ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS

BENEFIT. We will pay an accelerated benefit if the insured is terminally ill subject to the provisions of this rider. The accelerated benefit that you may receive is 50% of the eligible amount. The eligible amount includes the specified amount or face amount of the policy, any paid-up additions, and any term insurance rider on the same insured as the policy. The eligible amount does not include accidental death benefit riders, any coverage that is within its two-year contestable period, nor any coverage within two years of its maturity or expiration date.

We will pay the accelerated benefit as a lump sum. We may make payments other than as a lump sum at your request subject to our approval. The accelerated benefit will first be used to repay any policy debt. We will treat the accelerated benefit plus accrued interest as a lien against the death benefit proceeds. Your access to any cash surrender value of this policy through loans and partial withdrawals / surrenders is limited to the excess of the cash surrender value over the amount of the lien. We will reduce death benefit proceeds by the amount of the lien on the date of death.

CONDITIONS. Payment of an accelerated benefit is subject to the following conditions:

(1)	The insured must have a non-correctable medical condition that was first diagnosed while the policy was in force.
(2)	You must provide satisfactory proof that the expected remaining lifetime of the insured is less than 12 months. This must include a written statement from the insured's attending physician certifying the insured's life expectancy and any other proof we may require. The physician must be a duly licensed physician who is licensed in the United States. The physician cannot be either you or the insured, nor related to either you or the insured. We reserve the right to obtain a second medical opinion at our expense.
(3)	The policy must be in force other than as extended term insurance, decreasing term or paid up term insurance.

(4)	Any assignee or lienholder must release the assignment or existing lien.
(5)	Any irrevocable beneficiary must consent in writing to the accelerated benefit payment.
(6)	You must assign the policy to us for an amount equal to the lien and accrued interest. No further changes to the policy will be permitted without our consent.
(7)	We must receive a written claim form that will be provided by us within 10 working days after you request it.
(8)	The total accelerated benefit payments on the insured from policies with us and our affiliates will not exceed $500,000.
(9)	This rider allows for the accelerated payment of death benefit proceeds, which would otherwise be payable to the beneficiary of the policy. You cannot be required to access and exhaust these benefits. Therefore, you are not eligible for this benefit if you are required by:
(a)	the law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
(b)	a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

PREMIUMS DUE. After payment of the accelerated benefit, we will pay the minimum premium necessary to keep the basic policy and any attached riders in force. The total of any premiums paid by us will be assigned to us, made a part of the lien, and deducted from the death benefit proceeds.

INTEREST. We will charge interest on the lien. The interest accrues daily at the policy loan interest rate currently in effect. If no policy loan interest rate is stated, interest accrues daily at an effective annual interest rate of 8%.

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GENERAL PROVISIONS. The payment of any accelerated benefit under this rider is subject to the following:

(1)	We may charge an administrative fee not to exceed ..5% of the accelerated benefit.
(2)	We will make only one accelerated benefit payment under this rider.
(3)	After we pay the accelerated benefit, you may not surrender the policy or terminate any rider coverage that was part of the eligible amount.

CONTRACT. This rider is made a part of the policy.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

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